STATE OF NEVADA

ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings



Commercial Recordings Division
202 N. Carson Street
Carson City, NV 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

OFFICE OF THE
SECRETARY OF STATE

NEW VENTURE ATTORNEYS PC

NV

Job:C20130508-2676
May 8, 2013

Special Handling Instructions:
amendment, emailed on 5/8/13 - kkb

Charges

Description	Document Number	Filing Date/Time	Qty	Price	Amount
Amendment	20130310803-71	5/8/2013 3:00:28 PM	1	$550.00	$550.00
24 Hour Expedite	20130310803-71	5/8/2013 3:00:28 PM	1	$125.00	$125.00
Total					$675.00

Payments

Type	Description	Amount
Credit	008361|13050877723844	$675.00
Total		$675.00

Credit Balance: $0.00

Job Contents:
File Stamped Copy(s):   1

NEW VENTURE ATTORNEYS PC

NV



090201



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-5708
Website: www.nvsos.gov

Filed in the office of	Document Number
[signature]	**20130310803-71**
Ross Miller	Filing Date and Time
Secretary of State	**05/08/2013 3:00 PM**
State of Nevada	Entity Number
	C17329-2004

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT   ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Worthington Energy, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

The number of authorized shares of of capital stock have been increased to 2,490,000,000 shares of Common Stock, par value $0.001 per share and 10,000,000 shares of Preferred Stock, par value $0.001 per share for a total of 2,500,000,000 shares of capital stock. Of the 10,000,000 shares of Preferred Stock, $1,000,000 shares have been designated as Series A Preferred Stock, with the rights preferences and privileges set forth in the Certificate of Designation filed with the Nevada Secretary of State on April 17, 2013 and the remaining 9,000,000 of which shall have the rights, preferences and privileges established by the Board of Directors from time to time.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: More than 50%

4. Effective date and time of filing: (optional)   Date: Time:

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

Nevada Secretary of State Amend Profit-After
Revised: 8-31-11